UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11020048

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-68064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liquid Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 South Wacker Drive, Suite 2100
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher I. Mates — 312-345-2110 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher I. Mates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liquid Capital Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public Feb 24, 2011

NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013
NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Manager
Liquid Capital Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Liquid Capital Securities, LLC (the Company) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Liquid Capital Securities, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2011

Liquid Capital Securities, LLC

Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	1,497,367
Receivables from clearing broker		239,340
Due from affiliate		68,182
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $142,432		234,562
Prepaid expenses		34,445
Other assets		64,683
Total assets	$	2,138,578
Liabilities and Members' Equity		
Liabilities		
Due to affiliates	$	641,729
Accounts payable and accrued expenses		255,516
		897,245
Liabilities subordinated to claims of general creditors		1,050,000
Members' equity		191,333
Total liabilities and members' equity	$	2,138,578

See Notes to Statement of Financial Condition.

Note 1. Organization and Nature of Business

Liquid Capital Securities, LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also an Introducing Broker registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company engages in the business of providing execution services for institutional clients including other broker-dealers. The Company does not provide any clearing or settlement services and the Company does not hold any client funds. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule as all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

The Company was organized as a limited liability company on July 23, 2007 in the State of Illinois. The operating agreement provides that the Company will continue until dissolved pursuant to the agreement. On May 7, 2009, the Company was accepted as a member of FINRA.

On February 4, 2011, the Company terminated several employees in anticipation of the closing of its New York operations. The Company's management intends to restructure the main operations of the execution-only business in its Chicago headquarters. The Company intends to continue to pay its obligations and meet net capital requirements.

Note 2. Summary of Significant Accounting Policies

Accounting policies: The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition. The Company places its cash and cash equivalents with financial institutions and, at times, cash held in these bank accounts may exceed the Federal Deposit Insurance Corporation limit. However, the Company does not believe it is exposed to any significant credit risk.

Fair value of financial instruments: Financial instrument transactions are recorded on trade date and reflected at fair value.

Furniture, equipment and leasehold improvements: Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Equipment is depreciated using the straight-line method over an estimated useful life of two years. Furniture is depreciated using the straight-line method over an estimated useful life of four years and leasehold improvements are amortized using the straight-line method over shorter of the life of the lease or an estimated useful life of four years.

Note 2. Summary of Significant Accounting Policies (Continued)

Interest: Interest income and expense are recognized on an accrual basis.

Commission revenue: Commission revenue from execution services are recorded on the trade date as service transactions occur.

Income taxes: The Company is a limited liability company and not subject to federal income tax. The members individually are responsible for their allocable portion of taxation of income or loss of the Company and, therefore, no provision for taxes is made in the accompanying financial statements.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions as of December 31, 2010.

The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2007.

Note 3. Receivable from Clearing Broker

Receivable from clearing broker represents cash of $239,340.

Note 4. Furniture, Equipment and Leasehold Improvements

At December 31, 2010, furniture, equipment and leasehold improvements consisted of furniture and fixtures with a net book value of $12,514, computer equipment with a net book value of $104,856 and leasehold improvements with a net book value of $117,192.

Note 5. Liabilities Subordinated to Claims of General Creditors

The Company has entered into two subordinated borrowing agreements with two affiliated individuals in the aggregate original amount of $1,000,000. The subordinated borrowings bear interest at 3 percent and are scheduled to mature on April 30, 2013. As of December 31, 2010, interest payable totaling $50,000 is included in the outstanding balance of liabilities subordinated to claims of general creditors.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule and qualify as equity capital, as such term is defined for regulatory purposes. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid (see Note 10).

Note 6. Fair Value of Financial Instruments

The Company records its financial instruments at fair value. Guidance provided by the FASB defines fair value, establishes a framework for measuring fair value, sets out a fair value hierarchy and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following paragraph describes the valuation techniques used by the Company to measure different financial instruments at fair value and include the level of fair value hierarchy in which the financial instrument is categorized.

The Company's financial instruments consisting of money market funds are reported at fair value using quoted market prices and are classified as Level 1 in the fair value hierarchy. As of December 31, 2010 $1,147,512 of money market funds are included in cash and cash equivalents on the statement of financial condition.

Note 7. Related-Party Transactions

For the year ended December 31, 2010, pursuant to the Administrative Services Agreement, entities affiliated by common ownership provided compliance, middle-office and back-office services to the Company.

The Company was also charged for various supplier expenses paid on behalf of the Company by the affiliated entities.

As of December 31, 2010, the Company owed Liquid Capital Limited, an affiliated entity by common ownership, $641,729 for such expenses which is included in due to affiliate on the statement of financial condition.

Liquid Capital Markets, LLC (LCM), an affiliated entity by common ownership, shares salary expenses with the Company. As of December 31, 2010, $68,182 was owed to the Company for such expenses and included in due from affiliate on the statement of financial condition. LCM also guarantees the Company up to $2,500,000 of any potential customer claims.

Note 8. Financial Instruments with Off-Balance Sheet and Market Risk

As discussed in Note 1, the Company effects transactions on an agency basis for its clients pursuant to orders to buy and sell options on securities and options on securities indices. The Company also effects transactions in commodity contracts in markets regulated by the Commodity Futures Trading Commission. The Company does not, however, provide clearing services and does not hold securities, futures or cash on behalf of its clients. Upon the Company's execution of the client's order, the Company immediately delivers the client's trade to the client's own clearing broker. The Company is not responsible for clearing the client's trades; the client's clearing broker is responsible for carrying the client's account(s) and for the collection and payment of funds and receipt and delivery of securities relative to the client's transaction.

For regulatory purposes, the Company is required to maintain a fully-disclosed clearing account at an unrelated registered broker dealer. Applicable securities law requires that, in the unforeseen event that the client's clearing broker declines to clear a trade that a client has executed through the Company, the Company will use its own full-disclosed clearing account to clear the trade and perform all cashiering functions *vis-a-vis* the client, until the client provides alternate instructions or the trade can be liquidated. The Company does not hold itself out as a provider of clearing services. Under the terms of the fully-disclosed clearing agreement, the Company is required to maintain a $250,000 deposit with its clearing broker. This requirement was waived at December 31, 2010 through the date of this report.

Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers.

Note 9. Commitments and Contingencies

The Company rents office space under a sub-lease agreement that became effective on July 16, 2009 and expires on August 15, 2015. Minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2011	$ 345,750
2012	357,851
2013	366,495
2014	366,495
2015	183,248
	$ 1,619,839

The Company had received abatements of rent in its office facilities which provide for annual incremental increases in rent over the term of the lease. For financial reporting purposes, lease expense is recognized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between lease expense and the rent paid over the term of the lease. At December 31, 2010, included in accounts payable and accrued expenses is $79,234 related to the aforementioned deferred rent obligation.

In connection with the lease, the Company delivered to the landlord an unconditional and irrevocable letter of credit in the amount of $207,738, which expires on June 30, 2011.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require claims that may be made against the Company that have not occurred.

Note 10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements, which requires that the Company maintain net capital, as defined, equal to the greater of its requirement under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2010, the Company had net capital and net capital requirements of $816,512, and $59,816, respectively. The Company's ratio of aggregate indebtedness to capital was 1.10 to 1.

Note 11. Restructuring

The Company has suffered recurring losses and negative cash flows from operations during 2010, which has raised substantial doubt about the entity's ability to continue as a going concern. On February 4, 2011, subsequent to the balance sheet date, the Company terminated several employees in anticipation of the closing of its New York operations. The Company's management intends to restructure the main operations of the execution-only business in its Chicago headquarters. At December 31, 2010, the Company had approximately $1,288,000 of operating cash and approximately $190,000 of operating receivable from broker, which will be realized in 2011. Additionally, the members have confirmed they are willing and able to contribute additional capital if deemed necessary to continue operations.

Liquid Capital Securities, LLC

Statement of Financial Condition
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.